Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED FEBRUARY 28, 2014

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 28, 2014 as compared to the three-month period ended February 28, 2013. This MD&A is dated April 14, 2014, was approved by our Audit Committee, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 28, 2014, as well as the MD&A and audited consolidated financial statements including the notes thereto as at November 30, 2013. The interim consolidated financial statements for the three-month period ended February 28, 2014 have not been reviewed by our auditors.

The financial information contained in this MD&A and in our unaudited interim consolidated financial statements and audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. All monetary amounts set forth in this MD&A are expressed in Canadian dollars, except where otherwise indicated. References to $ and C$ are to Canadian dollars and references to US$ are to U.S. dollars.

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. The use of EGRIFTA™ refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. Tesamorelin refers to the use of tesamorelin for the potential treatment of other diseases. EGRIFTA® is our registered trademark in the United States and it is used in that country to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. Readers are cautioned to consult the section, “Forward-Looking Information”, below.

Business Overview

We are a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life.

Our first product, EGRIFTA™ (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA™ is currently marketed in the United States by EMD Serono, Inc., or EMD Serono, pursuant to a collaboration and licensing agreement executed in October 2008, as amended in April 2012, or the EMD Serono Agreement. EMD Serono launched EGRIFTA™ on January 10, 2011.

In order to expand the commercial distribution of EGRIFTA™, we have also granted exclusive commercialization rights to an affiliate of sanofi, or sanofi, for Latin America, Africa and the Middle East. Currently, the largest potential markets in sanofi’s territory are Brazil and Mexico and sanofi is focusing its efforts on marketing authorization applications in these two countries.

Our commercial partner in Canada is Actelion Pharmaceuticals Canada Inc., or Actelion. In the first quarter of 2014, Health Canada’s Therapeutic Products Directorate, or TPD, resumed its review of our New Drug submission, or NDS. The process is ongoing and we are waiting for a decision on the NDS in the near future.

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

We have exclusive commercialization rights for EGRIFTATM for Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries. Our current strategy for Europe is to seek commercial partners who can help us pursue alternative approaches including filing only in certain European countries and dispensing EGRIFTA™ by way of named patient programs.

On December 13, 2013, we entered into a termination and transfer agreement with EMD Serono, or EMD Serono Termination Agreement, to regain all rights under the EMD Serono Agreement. The closing of this transaction is expected to occur on May 1, 2014, or Closing Date. Regaining the US commercialization rights to EGRIFTA™ will have a significant impact on the nature of our business and, as a consequence, on our financial reporting after the Closing Date. Our revenues will represent the full proceeds of sales of EGRIFTA™ to wholesalers and our expenses will expand to encompass all of the marketing and distribution expenses previously incurred by EMD Serono. We will have new financial obligations in the form of debt and royalties payable to EMD Serono.

The EMD Serono Termination Agreement gives us the opportunity to move forward in the US market with a specialty pharmaceutical business model that is solely focused on our own product. All US activities will be aimed directly at elevating the importance of treating excess abdominal fat in HIV-infected patients with lipodystrophy, an indication unique to EGRIFTA™, for patients, health care providers and third-party payors. Our goal is to increase the patient base, which will ultimately lead to higher revenues and cash flow. We also plan to leverage our US commercial experience to enhance our worldwide partnership initiatives, helping us to drive performance and become more proactive and responsive to partners’ needs.

In order to execute our commercial plans for the United States market, we retained the services of inVentiv Health to establish and manage our sales and marketing operations. The services to be provided by inVentiv Health include sales force, marketing support, patient communications, regulatory compliance, reimbursement and market access. These activities, which got under way in the first quarter of 2014, have since been scaled back in light of the manufacturing issues observed during the production of new batches of EGRIFTA™, which caused us to suspend manufacturing.

As of the date of this MD&A, there is no longer any inventory at EMD Serono’s principal distribution center. We are working with EMD Serono, our third-party manufacturer, regulatory consultants and the FDA in order to resolve the supply shortage as soon as possible. We now have a plan that is based upon temporarily reverting to the initial presentation of EGRIFTA™ (1 mg vial), which was problem free during the first two years of marketing the product. While we are supplying market demand with the 1 mg presentation, we will continue to improve our 2 mg production cycle. Once we have confidence that the cycle is robust, we will seek the approval of the FDA to bring the 2 mg presentation back to market. The target is to resume production of the 1 mg presentation towards the end of our second quarter and we currently have sufficient funding to offset the interruption we are experiencing in our revenue stream. If, however, we encounter significant delays in re-establishing the supply chain, we may require additional funds in the next 12 months in order to meet our obligations and sustain operations. See “Financial Position” below.

Resolving the EGRIFTA™ manufacturing problems and ensuring that we have a reliable source of supply are immediate priorities for the Company.

Revenues

Our revenues are mainly sales of EGRIFTA™ to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which include milestone payments and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the three months ended February 28, 2014 amounted to $1,672,000 compared to $1,799,000 in the comparable period of fiscal 2013.

(in Canadian dollars)	2014	2013

Sale of goods	$675,000	$451,000
Upfront and milestone payments	$320,000	$464,000
Royalties and license fees	$677,000	$884,000

Revenue	$1,672,000	$1,799,000

Revenue generated from sale of goods amounted to $675,000 in the three-month period ended February 28, 2014 compared to $451,000 in the comparable period of Fiscal 2013. Shipments in the first quarter of 2014 represented all of the goods that were available for sale. The lower level of shipments in the first quarter of 2013 was attributable to the procurement policies of EMD Serono.

Royalties, which are almost entirely derived from the sales of EGRIFTA™, were $677,000 in three-month period ended February 28, 2014 compared to $884,000 in the comparable period of fiscal 2013. The supply shortages in the first quarter of fiscal 2014 adversely affected EMD Serono sales, resulting in lower royalty revenue.

Revenue also includes the amortization of the initial payment of $27,097,000 received upon the closing of the EMD Serono Agreement. For the three-month period ended February 28, 2014, $320,000 was recognized as revenue related to the initial payment, compared to $464,000 in the comparable period in fiscal 2013. The amortization amounts are adjusted periodically to allow sufficient time for the development work required under the EMD Serono Agreement that has yet to be completed. At February 28, 2014, the remaining deferred revenue related to this transaction recorded on the consolidated statement of financial position amounted to $2,451,000.

Cost of Sales

For the three month period ended February 28, 2014, the cost of sales was $1,625,000 compared to $668,000 in the comparable period of fiscal 2013. The cost of sales is made up of cost of goods sold and unallocated production costs. The cost of goods sold component in 2014 amounted to $600,000 compared to $398,000 in the prior-year period, reflecting higher sale of goods in the first quarter of fiscal 2014 as described above. Unallocated production costs were $1,025,000 in 2014 compared to $270,000 in the prior-year period, due largely to inventory write downs related to manufacturing issues

R&D Expenses

R&D expenses, net of tax credits, amounted to $1,296,000 in the three-month period ended February 28, 2014 compared to $1,455,000 in the comparable period of fiscal 2013. R&D expenses include our share of expenses for the two Phase 4 clinical trials currently being conducted by EMD Serono. We are responsible for all of the costs associated with the diabetic retinopathy study, which amounted to $670,000 in 2014 compared to $763,000 in the prior-year period. Our fifty percent share of the long-term safety study was $200,000 in three-month period ended February 28, 2014 compared to $132,000 in the comparable period of fiscal 2013.

Selling and Market Development Expenses

Selling and market development expenses amounted to $1,379,000 for the three-month period ended February 28, 2014, compared to $62,000 in the comparable period of fiscal 2013. The increased expenses were related to the previously described marketing initiatives being undertaken with inVentiv Health for the United States market.

General and Administrative Expenses

General and administrative expenses amounted to $970,000 in the three-month period ended February 28, 2014, virtually unchanged from $967,000 in the comparable period of fiscal 2013.

Restructuring Costs

There were no restructuring costs in the three-month period ended February 28, 2014. In the comparable period of fiscal 2013, we recovered previously expensed restructuring costs in the amount of $3,093,000. The recovery came as a result of a lease amendment agreement entered into in April 2013, which eliminated the remaining $3,133,000 of an onerous lease provision established in conjunction with restructuring initiatives in 2012.

Net Financial Income

Finance income for the three-month period ended February 28, 2014 was $105,000 compared to $160,000 in the comparable period of fiscal 2013. Interest revenue has trended lower due to a gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three-month period ended February 28, 2014 were $33,000 compared to $40,000 in the comparable period of fiscal 2013.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $3,534,000 or $0.06 per share in the three months ended February 28, 2014 compared to a net profit of $1,860,000 or $0.03 per share in the comparable period of fiscal 2013.

Financial Position

Cash flows used in operating activities for the three-month period ended February 28, 2014 amounted to $2,305,000 compared to $2,884,000 in the comparable period of 2013. As at February 28, 2014, liquidities, which include cash, bonds, and tax credits and grants receivable, amounted to $9,624,000 compared to $12,353,000 at November 30, 2013.

On December 13, 2013, the Company announced that it had reached an agreement with EMD Serono to regain all rights under the EMD Serono Agreement, including commercialization rights for EGRIFTA™ in the United States. Under the terms of the termination and transfer agreement entered into with EMD Serono (the EMD Termination Agreement), the Company agreed to pay an early termination fee of US$20,000,000 (the Early Termination Fee) evenly over a five-year period starting on the first anniversary of the closing date. The Company also agreed to pay EMD Serono an increasing royalty (the Royalties) based on annual net sales. The Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur. The closing of the transaction is expected to occur on May 1, 2014. In order to secure the payment of the termination fee, the Company will be granting EMD Serono a security interest on the Company’s present and future worldwide corporeal and incorporeal movable property related to tesamorelin (see note 27 – Subsequent events to the November 30, 2013 consolidated financial statements). Future operations of the Company will significantly change upon the completion of the EMD Serono transaction which may impact the risk profile of its cash flows, and the contractual obligation with respect to the early termination fee will increase the Company’s liquidity risk and may require additional funding.

During the last fiscal year, the Company experienced manufacturing difficulties at its third-party manufacturer, which led to shortages of EGRIFTA™ and negatively impacted sales and operating results. Thereafter, the Company resumed manufacturing. On February 14, 2014, the manufacturing difficulties resurfaced and the Company ceased manufacturing again. As of the date of this MD&A, there is no longer any inventory at EMD Serono’s principal distribution center. As a result of the manufacturing difficulties, the Company undertook to carry out work to evaluate its current manufacturing process. The Company is working with EMD Serono, the third-party manufacturer, regulatory consultants and the FDA in order to resolve the supply shortage as soon as possible. A plan has been developed that is based upon temporarily reverting to the initial presentation of EGRIFTA™ (1 mg vial), which was problem free during the first two years of marketing the product. The target is to resume production of the 1 mg presentation towards the end of the Company’s second quarter of 2014. While it is supplying market demand with the 1 mg presentation, the Company will continue to improve its 2 mg production cycle. Once it has confidence that the cycle is robust, the approval of the FDA to bring the 2 mg presentation back to market will be sought. The Company currently has sufficient funding to offset the interruption it is experiencing in its revenue stream. If, however, the Company encounters significant delays in re-establishing the supply chain, it may require additional funds in the next 12 months in order to meet its obligations and sustain operations.

These circumstances could result in a material uncertainty that could cast significant doubt about the Company’s ability to continue as a going concern.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

	2014	2013				2012

(In thousands of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sale of goods	675	$311	$786	$996	$451	$1,375	$1,725	$856
Upfront and milestone payments	320	$320	$463	$463	$464	$868	$1,070	$1,069
Royalties and license fees	677	$615	$928	$872	$884	$1,656	$1,027	$731

Revenue	1,672	$1,246	$2,177	$2,331	$1,799	$3,899	$3,822	$2,656
Net (loss) profit	$(3,534)	$(2,598)	$(1,935)	$(1,382)	$1,860	$(4,341)	$(698)	$(1,417)
Basic and diluted (loss) profit per share	$(0.06)	$(0.04)	$(0.03)	$(0.02)	$0.03	$(0.07)	$(0.01)	$(0.02)

Revenue generated from sale of goods declined in Fiscal 2013, reflecting lower shipments to EMD Serono and a lower selling price. The lower level of shipments was largely due to reductions in EMD Serono’s inventory as well as to the supply shortage, which occurred in the fourth quarter as a result of the manufacturing problems encountered earlier in the year. The lower selling price in 2013 was the result of the introduction of the new single-vial presentation of EGRIFTA™ in October 2012. While the EGRIFTA™ selling price is now lower than in previous years, our markup in percentage terms remains unchanged.

The royalties and license fees reported for the fourth quarter of Fiscal 2012 are for the 5-month period from July 1, 2012 to November 30, 2012 as they include royalties actually received in the three months ended September 30, 2012 as well as an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTA™ sales in October and November 2012.

The net losses reported in the first and fourth quarters of Fiscal 2012 include restructuring costs of $6,176,000 and $4,526,000 respectively.

The net profit in the first quarter of 2013 resulted from the elimination of an onerous lease provision in the amount of $3,093,000, which was no longer required following the signing of an amended lease agreement with our landlord.

Recent Changes in Accounting Standards

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation: Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated statements of an entity. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. IFRS 13 improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s consolidated financial statements.

Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19. The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes the costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits. The adoption of this standard had no impact on the Company’s consolidated financial statements.

Outstanding Share Data

On April 13, 2014, the number of common shares issued and outstanding was 61,010,603 while outstanding options granted under our stock option plan were 1,877,669.

Internal Control

No change has occurred in our internal control over financial reporting during the period beginning on December 1, 2013 and ending on February 28, 2014.

Contractual Obligations

There were no material changes in contractual obligations during the three-month period ended February 28, 2014, other than in the ordinary course of business.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our 2013 MD&A.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding: our strategy to seek commercial partners in Europe which could lead to filing of marketing authorization applications in certain European countries or dispensing EGRIFTA™ by way of named patient programs, the timing to close the transaction with EMD Serono based on the EMD Serono Termination Agreement, our capacity to increase the patient base of EGRIFTA™ in the United States and to generate higher revenues and cash flow therefrom, the timing to resume the manufacture of EGRIFTA™ with the 1 mg presentation, our capacity to improve the 2 mg production cycle and the capacity of our commercial partners outside of the United States to commercialize EGRIFTA™ in their respective territories.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the closing of the transaction with EMD Serono will occur on May 1 , 2014, we will resume production of EGRIFTA™ towards the end of our second quarter 2014, no manufacturing problems will be encountered with the 1 mg presentation of EGRIFTA™, we will be able to increase our patient base in the United States following the closing of the transaction with EMD Serono, demand for EGRIFTA™ will increase over time in the United States despite the recent drug shortage, EGRIFTA™ will be accepted by the marketplace in territories outside of the United States and will be on the list of reimbursed drugs by third-party payors in these territories, the relationships with our commercial partners and third-party suppliers will be conflict-free and no unexpected events resulting in unplanned material expenses will occur.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. These risks and uncertainties include, but are not limited to, the following: the risk that we are unable to find commercial partners in Europe, the risk that the closing of the transaction with EMD Serono is delayed or cancelled, the risk that we incur delays in resuming the manufacture of EGRIFTA™ and that such delays require that we seek financing through the issuance of equity, debt-securities or the sale of assets in order to continue our operations, the risk that the 1 mg presentation of EGRIFTA™ has defects, the risk that we are unable to grow the patient base for EGRIFTA™ in the United States and that our commercial operations do not generate high revenues, the risk that EGRIFTA™ is not approved in all or some of the territories where our commercial partners have filed and intend to file marketing authorization applications, including Canada, Mexico and Brazil, the risk that conflicts occur with our third-party suppliers jeopardizing the manufacture and/or commercialization of EGRIFTA™, the risk that EGRIFTA™ is withdrawn from the market as a result of defects or recalls if and when it becomes available, the risk that our intellectual property is not adequately protected, the risk that, even if approved in territories outside of the United States, EGRIFTA™ is not accepted in these marketplaces or is not on the list of reimbursed drugs by third-party payors and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 27, 2014 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.